Exhibit 99.1

MoneyHero Group Announces Changes to Board of Directors

Hong Kong, May 22, 2026 (ET) – MoneyHero Limited (NASDAQ: MNY) (“MoneyHero” or the “Company”), a leading tech- and AI-powered personal finance aggregation and comparison platform and a digital insurance brokerage provider in Greater Southeast Asia, today announced changes to its Board of Directors (the “Board”).

As the Company continues to progress and to ensure alignment with its strategic vision and long-term value creation objectives, the Board has appointed Steven Teichman as Chairman of the Board and Chair of the Nominating and Corporate Governance Committee (the “NCG Committee”), effective May 19, 2026.

These appointments follow the resignation of Kenneth Chan as Chairman of the Board, effective May 19, 2026. Mr. Chan will continue to serve as a Director and as a member of both the Compensation Committee and the NCG Committee.

The Board is confident that Mr. Teichman’s over thirty years of experience advising international companies and publicly traded entities on complex legal structuring and multi-jurisdictional M&A will further strengthen the Company’s governance and support the execution on its strategic initiatives.

In addition, Jacqueline Thong has been appointed as a Director and a member of the Compensation Committee, effective May 19, 2026. Ms. Thong’s service on the Board will be on the same basis as the Company’s other non-executive Directors. Ms. Thong is a Senior Vice President with Pacific Century Group, responsible for corporate finance, venture investment, and major mergers and acquisitions. Since 2019, she has led the execution of over US$4 billion in capital raising across private equity, bank facilities, and publicly traded fixed income instruments. Her experience also includes private investments in technology ventures spanning fintech, artificial intelligence, and consumer sectors, providing her with a strong perspective on corporate strategy.

Concurrently, the Board has accepted Derek Fong’s resignation from his positions as a Director, a member of the Compensation Committee and the NCG Committee (including as Chair of the NCG Committee), and the Chief Innovation Officer of the Company, effective May 19, 2026. His resignation is not the result of any dispute or disagreements with the Company on any matter relating to the Company’s operations, policies or practices.

These appointments underscore the Company’s continued commitment to strong corporate governance and to ensuring that its Board composition and leadership remain aligned with the Company’s strategic priorities.

Steven Teichman, Chairman of the Board, commented: “I am honored to serve as Chairman of the Board as MoneyHero continues to progress. On behalf of the Board, I would like to thank Kenneth for his stewardship as Chairman, and Derek for his dedicated service to the Company. Their contributions have laid a solid foundation for the Company. I am also pleased to welcome Jacqueline, whose deep expertise in Southeast Asian fintech and e-commerce, corporate finance, and capital markets will be highly valuable as we move forward. Together with the Board and management team, my immediate focus is to ensure that our governance and leadership structure remain aligned with the Company’s strategic priorities. Our strategic vision remains unchanged, and we will continue to execute with discipline to drive long-term shareholder value while upholding high standards of corporate governance.”

Kenneth Chan remarked: “I would like to congratulate Steven on being elected Chairman at this exciting time for MoneyHero. Having reached a number of important milestones over the last couple of years, I am confident that MoneyHero is well set up to fulfil its potential under a new Board and Company leadership. I am very excited to continue my work with Steven, Jacqueline and fellow Board members in the journey ahead.”

Derek Fong commented: “MoneyHero is now at a different phase in its life cycle since listing, and I believe this is an opportune time for the Board to be refreshed. Going forward, I will focus on my other responsibilities managing portfolio ventures within Pacific Century Group. I wish the Board and the management team well as the Company embarks on a new chapter of its journey.”

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a tech- and AI-powered personal finance aggregation and comparison platform that provides consumers with actionable insights to discover, compare, and choose the best financial products with confidence — bringing data intelligence and seamless digital access across insurance and banking solutions. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. MoneyHero had over 300 commercial partner relationships as at December 31, 2025, and had approximately 5.1 million Monthly Unique Users across its platform for the year ended December 31, 2025. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

For MoneyHero inquiries, please contact:

Investor Relations: IR@MoneyHeroGroup.com

Media Relations: Press@MoneyHeroGroup.com